Exhibit 99.1

CONTACT:	Karen N. Latham	RELEASE DATE: IMMEDIATE
(630) 954-2063
FEDERAL SIGNAL CORPORATION ANNOUNCES
THIRD QUARTER NET INCOME OF $.21 PER SHARE
— Highlights —
•	Revenue up 12% year-over year; all segments show increases

•	Backlog remains strong at $419 million

•	EPS up sharply over prior year and includes a one-time $.12 gain from the divestiture of two product lines

•	Operating cash flow remains strong at $39 million year-to-date, net of $8 million in discretionary pension fund contributions

•	Net manufacturing debt to capitalization improved to 34% at quarter-end

Oak Brook, Illinois, October 28, 2005 — Federal Signal Corporation reported net income per share of $.21 from continuing operations for the third quarter of 2005 on revenue of $302 million. Third quarter results benefited from a previously announced $6.0 million after-tax gain from the sale of two non-strategic product lines in the Safety Products Group.
For the same period in 2004, the Company had revenue of $269 million and reported a loss of $.07 per share from continuing operations, including $.04 associated with after tax restructuring costs. The improvement from the prior year period reflects the gain on the sale of two product lines, improved profit margins for the Fire Rescue and Tool segments, and an income tax benefit.
For the first nine months of 2005, the Company reported revenue of $898 million and net income of $.44 per share from continuing operations, including $.03 per share of restructuring charges. In the comparable period of 2004, the Company recorded a loss of $.13 from continuing operations, including $.22 per share in after tax restructuring charges and loss on a minority interest divestiture, with revenue of $820 million. The 2005 increase in earnings from continuing operations for the first nine-months of the year is primarily attributable to the substantial completion of restructuring activities, an income tax benefit, and improved operating results at Fire Rescue, and the gain on the sale of the product lines mentioned above.
Robert D. Welding, president and chief executive officer stated, “Third quarter operating results showed significant improvement for Fire Rescue and Tool, while Safety Products continues to consistently hit its targets. Disappointingly, we continue to sustain significant losses in our Refuse business, where we are experiencing problems with higher than planned material costs, labor shortages, and inventory adjustments. Improving the results of this business is our highest operating priority.”

“I am very encouraged by the progress being made in our Fire Rescue Group. Production and quality indicators continue to point in a positive direction, and we believe fourth quarter profitability will be strong. Also, we are on schedule with the introduction of our new sales configurator, which will provide our independent dealers with a more robust selling tool while enabling continuous improvements to our production operations in the months and years ahead.”
ORDERS AND BACKLOG
Orders declined 6% in the third quarter of 2005 to $290 million from $310 million in the prior year period. The prior year period included a $47 million parking system contract for the Port Authority of New York and New Jersey. US municipal and governmental orders rose 13% in the quarter with increased demand for sewer cleaners, refuse truck bodies, fire trucks, and police products. For the quarter, US industrial and commercial orders declined 32% from the prior year, due to the large parking system contract discussed earlier. Excluding this contract, orders rose 11%, largely due to strength in industrial vacuum trucks and refuse truck bodies.
Orders from non-US markets were $83 million, up 8% from the same quarter last year mainly due to higher export orders for fire trucks. These export orders are volatile and have been down in the past two quarters of this year.
Quarter-end backlog remained strong at $419 million, although it declined from the prior year quarter due to deliveries against large parking system contracts and increased production throughput in Fire Rescue. In Environmental Products, backlog rose as a result of increased orders for sewer cleaners, vacuum trucks and refuse truck bodies.
THIRD QUARTER GROUP RESULTS
Environmental Products revenue increased 20% in the quarter to $103 million while operating margin excluding restructuring declined to a 1.5% loss.
Orders of $112 million were 18% above prior year, due to increased prices and strong demand for sewer cleaners, vacuum trucks and refuse truck bodies. Revenue rose 20% from last year, including the impact of higher prices introduced in mid-2004 to offset the effects of increased steel and other commodity prices. Despite increased selling prices, operating margin was reduced due to weak Refuse business results where difficulties are being experienced as a result of the consolidation and ramp-up of production into a single facility in Alberta, Canada. The third quarter loss includes a $3.4 million charge related to physical inventory adjustments following a complete physical count and re-evaluation of excess and obsolete material inventories triggered by the product line and facility rationalization underway. Results were also impacted by lower production volumes in this facility as labor retention continues to be challenged by competition from the local oil and gas industry.
Fire Rescue revenue increased 13% to $91 million and operating margin excluding restructuring was 2.1% compared to negative 5.6% in the third quarter last year.
At $79 million, orders rose 18% from the prior year, due to higher export orders and continuing strong demand from US municipal customers.
The increase in revenue is attributed to higher production throughput in the Ocala, Florida manufacturing facilities, which were adversely impacted in the same period of 2004 by a series of hurricanes. Also higher were deliveries of Finland-produced aerial devices, partly offset by the completion of deliveries against a large Dutch airport contract. The operating margin improved significantly due to the higher production volumes, higher prices, higher overhead absorption, and lower warranty expense.
Safety Products revenue rose 7% to $67 million and operating margin was essentially unchanged from third quarter last year at 13.8%.
Orders of $60 million were significantly below $108 million in the comparable quarter of 2004, which included the $47 million award for a new parking system for the Port Authority of New York and New Jersey. The revenue increase mainly reflected deliveries against this same order and higher volumes of police products. The flat operating margin reflects improved results for the parking systems business and for police lightbars and sirens, offset by weaker results for outdoor warning systems.
Tool revenue increased 4% to $40 million. Operating margin excluding restructuring rose to 11.3% from 8.0% in the third quarter of 2004.
Revenue in the quarter increased due to higher average prices and modestly higher shipped volumes. The improvement in margin reflected higher prices, the absence of the impact of the prior year implementation of a new business system, and lower medical expenses.
CORPORATE AND OTHER
Third quarter corporate expenses are $0.9 million higher than the same quarter last year, primarily resulting from higher audit fees and increased staffing in Human Resources.
The $6.5 million gain in other income reflects the previously announced divestiture of the Victor Industrial Lighting and Transtar product lines. Due to a relatively high tax basis in the assets, the after-tax gain on the transaction was $6.0 million in the quarter.
Interest expense rose $0.5 million from the prior year period due to the increase in floating borrowing rates which is offsetting the beneficial impact of lower borrowings. At quarter-end, 50% of the Company’s debt was at a floating rate; the composite borrowing rate averaged 5.5%.
The Company recorded a $1.5 million tax benefit in the period on pre-tax earnings of $8.8 million. This reflects the low tax rate on the divestiture of the product lines, the beneficial impact of non-taxable interest income and other tax deductions, and an increase in the US tax savings associated with the operating losses of the Refuse business.
RESTRUCTURING
The Company incurred no net restructuring charges in the quarter. In the prior year period, $3 million in restructuring charges were reported, mainly related to the closure of a refuse truck body manufacturing plant in Oshkosh, Wisconsin which was completed in the first quarter of 2005 and the closure of a fire apparatus manufacturing plant in Preble, New York completed in the fourth quarter of 2004.
CASH FLOW AND LIQUIDITY
Cash flow from operations totaled $7 million in the quarter net of $7 million in discretionary contributions to the US and UK pension funds. Year-to-date cash flow from operations totaled $39 million after a total of $8 million in discretionary pension contributions. This represents an increase from $33 million in 2004. The improvement reflects better working capital utilization, which more than offset the impact of lower proceeds from the sale of leasing assets.

At quarter-end, primary working capital totaled $251 million, down from $290 million at the end of the comparable prior year period. The reduction was primarily at Fire Rescue, where both receivables and inventory turnover have improved markedly.
During the quarter, the Company used $3.5 million to repurchase shares to offset dilution from stock-based compensation. During the quarter, 201,827 shares of Federal Signal stock were repurchased at an average price of $17.16 per share. At quarter-end, cash balances remained relatively high at $39 million. The Company intends to repatriate a portion of this cash before year-end under the provisions of the American Jobs Creation Act.
Manufacturing debt as a percentage of capitalization was 38%, against 39% at the end of the second quarter. Manufacturing debt net of cash as a percent of capitalization totaled 34% at the end of the quarter, down slightly from 35% at the end of the second quarter. At September 30, no amounts were drawn against the Company’s $75 million revolving credit line, and the Company was in compliance with all debt covenants.
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Federal Signal will host its third quarter conference call Friday, October 28, 2005 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from our website will be available shortly after the call.
Federal Signal Corporation is a global manufacturer of leading niche products in four operating groups: environmental vehicles and related products, fire rescue vehicles, safety and signaling products, and consumable industrial tooling. Based in Oak Brook, Illinois, the Company’s shares are traded on the New York Stock Exchange under the symbol FSS.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Third Quarter and First Nine Months 2005 and 2004 (Unaudited)
(in millions except per share data)

			Percent
	2005	2004	change
Quarter September 30:
Revenues	$301.7	$268.9	12%
Income:
Income (loss) from continuing operations	10.3	(3.7)	NM
Income from discontinued operations, net of tax		1.1
Gain (loss) on sale of discontinued operations, net of tax		(1.4)

Net income (loss)	10.3	(4.0)	NM

Share earns (diluted):
Income (loss) from continuing operations	.21	(.07)	NM
Income from discontinued operations, net of tax		.02
(Loss) on sale of discontinued operations, net of tax		(.03)

Net income (loss)*	.21	(.08)	NM

* amounts may not add due to rounding

Average common shares outstanding	48.3	48.2

Sales	$301.7	$268.9	12%
Cost of sales	(235.5)	(211.7)
Operating expenses	(58.0)	(55.3)
Restructuring charges		(3.0)

Operating income	8.2	(1.1)	-845%
Interest expense	(5.9)	(5.4)
Other income (expense)	6.5	.2

Income (loss) before income taxes	8.8	(6.3)
Income taxes	1.5	2.6

Income (loss) from continuing operations	10.3	(3.7)	NM
Income from discontinued operations, net of tax		1.1
(Loss) on sale of discontinued operations, net of tax		(1.4)

Net income (loss)	$10.3	$(4.0)	NM

Gross margin on sales	21.9%	21.3%
Operating margin on sales	2.7%	-0.4%
Comprehensive income (loss)	10.6	(2.2)

			Percent
	2005	2004	change
9 months:
Revenues	$897.6	$819.9	9%
Income:
Income (loss) from continuing operations	21.4	(6.0)	NM
Income from discontinued operations, net of tax		3.3
(Loss) on sale of discontinued operations, net of tax	(0.1)	(5.7)

Net income (loss)	21.3	(8.4)	NM

Share earns (diluted):
Income (loss) from continuing operations	.44	(.13)	NM
Income from discontinued operations, net of tax		.07
(Loss) on sale of discontinued operations, net of tax		(.12)

Net income (loss)*	.44	(.18)	NM

* amounts may not add due to rounding

Average common shares outstanding	48.3	48.2

Sales	$897.6	$819.9	9%
Cost of sales	(695.5)	(633.2)
Operating expenses	(177.1)	(166.4)
Restructuring charges	(2.0)	(11.1)

Operating income	23.0	9.2	150%
Interest expense	(18.1)	(15.2)
Other income (expense)	7.3	(4.0)

Income (loss) before income taxes	12.2	(10.0)
Income taxes	9.2	4.0

Income (loss) from continuing operations	21.4	(6.0)	NM
Income from discontinued operations, net of tax		3.3
(Loss) on sale of discontinued operations, net of tax	(.1)	(5.7)

Net income (loss)	$21.3	$(8.4)	NM

Gross margin on sales	22.5%	22.8%
Operating margin on sales	2.6%	1.1%
Net cash provided by (used for) operations:
Net income (loss)	$21.3	$(8.4)
Depreciation and amortization	17.5	17.1
Pension contributions	(7.6)	(4.1)
Lease financing and other receivables	20.0	31.3
Working capital changes and other	(11.9)	(3.1)

Net cash provided by operations	39.3	32.8	20%

Capital expenditures	14.1	15.3
Comprehensive income (loss)	12.7	(8.1)

*	certain reclassifications have been made to conform to current classifications

			Percent
	2005	2004	change
Group results:
Quarter September 30:
Revenues
Environmental Products	$103.3	$86.4	20%
Fire Rescue	91.1	80.7	13%
Safety Products	67.3	63.2	7%
Tool	40.0	38.6	4%

Total group revenues	$301.7	$268.9	12%

Operating income (loss)*
Environmental Products	$(1.5)	$(.4)	NM
Fire Rescue	1.9	(4.5)	NM
Safety Products	9.3	8.8	6%
Tool	4.5	3.1	45%

Total group operating income	14.2	7.0	103%
Corporate	(6.0)	(5.1)
Restructuring charges		(3.0)

Total operating income (loss)	$8.2	$(1.1)

9 months:
Revenues
Environmental Products	$305.9	$272.9	12%
Fire Rescue	263.4	244.1	8%
Safety Products	206.1	180.6	14%
Tool	122.2	122.3	0%

Total group revenues	$897.6	$819.9	9%

Operating income (loss)*
Environmental Products	$3.4	$6.0	-43%
Fire Rescue	(.6)	(7.0)	NM
Safety Products	26.1	21.6	21%
Tool	12.5	13.8	-9%

Total group operating income	41.4	34.4	20%
Corporate	(16.4)	(14.1)
Restructuring charges	(2.0)	(11.1)

Total operating income	$23.0	$9.2

*	reported amounts for groups and corporate are before restructuring charges; certain reclassifications have been made to conform to current classifications

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges
The following table summarizes the restructuring charges incurred by the Company during 2005 and 2004. The Company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. Accordingly, the Company has chosen to refer to comparative amounts between periods excluding the restructuring charges in its discussion of operations.

	2005			2004
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restructuring	restructuring	Operating	Restructuring	restructuring
	income	charges	charges	income	charges	charges
Quarter September 30:
Operating income (loss)
Environmental Products	(1.6)	(0.1)	(1.5)	(2.6)	(2.2)	(0.4)
Fire Rescue	1.8	(0.1)	1.9	(4.9)	(0.4)	(4.5)
Safety Products	9.3	—	9.3	8.8	—	8.8
Tool	4.7	0.2	4.5	2.8	(0.3)	3.1

	14.2	0.0	14.2	4.1	(2.9)	7.0
Corporate	(6.0)	—	(6.0)	(5.2)	(0.1)	(5.1)

Total before restructurings	8.2	0.0	8.2	(1.1)	(3.0)	1.9
Restructuring charges	—	—	—	—	3.0	(3.0)

Total operating income(loss)	8.2	0.0	8.2	(1.1)	—	(1.1)

Operating margin
Environmental Products	-1.5%	-0.1%	-1.5%	-3.0%	-2.5%	-0.5%
Fire Rescue	2.0%	-0.1%	2.1%	-6.1%	-0.5%	-5.6%
Safety Products	13.8%		13.8%	13.9%		13.9%
Tool	11.8%	0.5%	11.3%	7.3%	-0.8%	8.0%
Total company	2.7%		2.7%	-0.4%	-1.1%	0.7%

9 months:
Operating income (loss)
Environmental Products	2.0	(1.4)	3.4	(0.5)	(6.5)	6.0
Fire Rescue	(1.4)	(0.8)	(0.6)	(10.0)	(3.0)	(7.0)
Safety Products	26.1	—	26.1	21.6	—	21.6
Tool	12.7	0.2	12.5	12.6	(1.2)	13.8

	39.4	(2.0)	41.4	23.7	(10.7)	34.4
Corporate	(16.4)	—	(16.4)	(14.5)	(0.4)	(14.1)

Total before restructurings	23.0	(2.0)	25.0	9.2	(11.1)	20.3
Restructuring charges		2.0	(2.0)		11.1	(11.1)

Total operating income	23.0	—	23.0	9.2	—	9.2

Operating margin
Environmental Products	0.7%	-0.5%	1.1%	-0.2%	-2.4%	2.2%
Fire Rescue	-0.5%	-0.3%	-0.2%	-4.1%	-1.2%	-2.9%
Safety Products	12.7%		12.7%	12.0%		12.0%
Tool	10.4%	0.2%	10.2%	10.3%	-1.0%	11.3%
Total company	2.6%	-0.2%	2.8%	1.1%	-1.4%	2.5%

	September 30,	December 31,
	2005	2004
	(unaudited)
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$39.3	$14.9
Trade accounts receivable, net of allowances for doubtful accounts	183.8	200.6
Inventories	186.5	178.2
Other current assets	44.8	24.7

Total current assets	454.4	418.4
Properties and equipment	101.5	110.9
Goodwill, net of accumulated amortization	348.7	352.5
Other deferred charges and assets	48.1	47.6

Total manufacturing assets	952.7	929.4
Net assets of discontinued operations
Financial services activities — Lease financing receivables, net of allowances for doubtful accounts	176.4	196.5

Total assets	$1,129.1	$1,125.9

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings	$19.9	$18.9
Trade accounts payable	85.3	79.6
Accrued liabilities and income taxes	134.5	131.2

Total current liabilities	239.7	229.7
Long-term borrowings	224.3	215.7
Long-term pension and other liabilities	34.8	34.3
Deferred income taxes	53.1	55.1

Total manufacturing liabilities	551.9	534.8

Financial services activities — Borrowings	163.5	178.4

Shareholders’ equity	413.7	412.7

Total liabilities and shareholders’ equity	$1,129.1	$1,125.9

Supplemental data:
Manufacturing debt	244.2	234.6
Debt-to-capitalization ratio:
Manufacturing	38%	37%
Financial services	93%	91%

*	certain reclassifications have been made to conform to current classifications